Exhibit 99

PRESS RELEASE

ROSTELECOM REPORTS CONSOLIDATED OPERATING AND FINANCIAL RESULTS
UNDER IFRS FOR THE FIRST NINE MONTHS OF 2009

Moscow — December 22, 2009:  Rostelecom (NYSE: ROS; RTS, MICEX: RTKM, RTKMP), Russia’s national telecommunications operator, today announced its unaudited consolidated financial results for the first nine months of 2009 in accordance with International Financial Reporting Standards (IFRS).

Highlights

•                  Consolidated revenue for the fist nine months of 2009 remained stable compared to the corresponding period of 2008(1) and amounted to RUB 48.8 billion;

•                  Revenue from data transmission and intelligent network services (INS), resulting from the Company’s business diversification initiatives, increased by 1.8 times year on year to RUB 7.1 billion and accounted for 14.6% of Rostelecom’s consolidated revenue;

•                  OIBDA(2) decreased by 19.5% year on year to RUB 9.5 billion, representing an OIBDA margin of 19.5%;

•                  Net profit amounted to RUB 3.3 billion representing a year-on-year decrease of 72.5%.

For the first nine months of 2009, Rostelecom and its subsidiaries (“the Company”) delivered financial and operating results as follows:

RUR million	9mo 2009	9mo 2008	% change, y-o-y
Revenue	48,764	48,603	0.3%
Operating expenses, incl.	44,834	42,407	5.7%
Depreciation	5,583	5,494	1.6%
Gain / (loss) on disposal of property, plant and equipment	18	(108)	n/a
OIBDA	9,495	11,798	-19.5%
OIBDA margin, %	19.5%	24.3%	n/a
Operating income	3,930	6,196	-36.6%
Operating margin, %	8.1%	12.7%	n/a
Net profit	3,261	11,871	-72.5%
Net margin, %	6.7%	24.4%	n/a

(1) This press release contains comparable IFRS figures for the first nine months of 2008, which have not been previously published.

(2) OIBDA is a non-U.S. GAAP and non-IFRS financial measure, which the Company defines as operating income before depreciation, amortization, loss from impairment of PP&E, goodwill and other intangible assets as well as loss on disposal of PP&E. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our business operations, including our ability to finance capital expenditures, acquisitions and other investments and our ability to incur and service debt.  OIBDA should not be considered in isolation as an alternative to net income, operating income or any other measure of performance under U.S. GAAP or IFRS.

Revenue and Positioning in Major Markets

Rostelecom’s consolidated revenue for the first nine months of 2009 remained relatively stable compared to the corresponding period of 2008 and amounted to RUB 48,764.0 million, which represents a slight increase of 0.3% year on year.

Revenue from data and intelligent network services increased by 1.8 times year on year and accounted for 14.6% of the Company’s consolidated revenue. Data transmission services as a standalone (mainly Internet access services for operators (“wholesale Internet”) and corporate clients as well as VPN services) saw a substantial twofold increase to RUB 6,342.0 million, including the consolidation of RTComm.RU.

Revenue from intelligent network services (INS) for the first nine months of 2009 amounted to RUB 774.0 million representing a year-on-year decrease of 18.4%. In this segment the Company’s results were impacted by the drop in demand following the global economic crisis alongside the increased competition as other operators, including former agents, received their own intelligent numbers and entered the market independently.

Revenue from leased-line services decreased by 8.3% year on year to RUB 5,499.0 million. This decrease is mainly attributable to the fact that Russian operators (mobile and inter-regional) are nearing completion in constructing their own networks, thus reducing their demand in channels. In addition, this presented the operators with the opportunity to provide channels for rent leading to increased competition in the Russian leased line market. Alongside these developments is the ongoing process of transitioning from analogue to digital lines which are less expensive to rent.

Overall, the Company’s revenue for the first nine months of 2009 from new and value-added services, including data services, INS, leased lines and customer equipment services, among others, grew by 19.1% year on year to RUB 15,720.0 million, accounting for 32% of the Company’s consolidated revenue. Traditional voice domestic and international long-distance (DLD/ILD) services accounted for the remaining 68% of the Company’s consolidated revenue, compared to 73% of the total for the first nine months of 2008.

In the traditional voice telecom segments there were several key trends that impacted Rostelecom during the period of first nine months of 2009.

Incoming ILD traffic terminated in Russia decreased by 1.4% year on year for the period while transit traffic from international operators saw a substantial increase of 40.7%. In total, incoming ILD traffic amounted to 2,635.0 million minutes representing a year-on-year increase of 9.4%. Revenue from international operators for incoming ILD telephone traffic transit and termination rose by 10.6% year on year to RUB 4,927.0 million.

Domestic long-distance (DLD) traffic dropped by 7.5% year on year to 6,957.8 million minutes(1), while first nine months 2009 DLD revenues decreased by 10.8% to RUB 19,533.0 million.

Outgoing international long-distance (ILD) traffic decreased by 14.2% year on year totaling 1,297.2 million minutes. Revenue from ILD services to Russian end-customers and operators amounted to RUB 8,584.0 million, a decrease of 5.3% year on year.

(1) This press release contains verified DLD and outgoing ILD traffic data for the first nine months of 2009 compared to the traffic data in Rostelecom’s RAS results release for the fist nine months of 2009 issued on November 2, 2009.

The decrease in DLD and OILD traffic and revenue is primarily attributable to the global macroeconomic environment, the growing competition in the long-distance market as well as the continued migration of long-distance end-customer traffic from fixed-line to mobile networks. In addition, in order to provide clients (end-customers, residential & corporate, and Russian operators) with competitive tariffs the Company follows a flexible pricing policy which also impacted the DLD and outgoing ILD revenues.

Operating Expenses, OIBDA, Operating profit

Total operating expenses for the first nine months of 2009 amounted to RUB 44,834.0 million, representing an increase of 5.7% year on year. This was primarily attributable to the increase in payments to international operators and the consolidation of RTComm.RU for the full nine-month period in 2009 compared to 2008 when it was consolidated only in the third quarter.

Payments made to international operators increased by 22.9% year on year to RUB 7,367.0 million as a result of the Russian rouble devaluation and growth in international transit traffic. Payments to Russian operators decreased by 0.6% to 18,509.0 million as payments to Russian operators made by OJSC Rostelecom as a standalone decreased as a result of a drop in volumes of DLD and outgoing ILD traffic and thus — in termination and initiation payments.

Staff costs for the first nine months of 2009 totaled RUB 7,569.0 million, representing an increase of 10.9% year on year. This was primarily a result of the consolidation of RTComm.RU for the full nine-month period of 2009 as well as an increase in the salary budget.  It should be noted that the Company’s salary inflation indexing policy dating back to April 2008 yielded higher salaries and related payroll taxes in the first quarter 2009 compared to the first quarter of 2008.

In line with the Company’s business optimization initiatives and the streamlining of the organizational structure, the overall headcount for OJSC Rostelecom and its subsidiaries was reduced by 3.5% year on year to 21,803 employees as of September 30, 2009. With respect to OJSC Rostelecom as a standalone, the reduction was 3.6%, with a headcount as of September 30, 2009 20,318 employees.

In the first nine months of 2009, OIBDA dropped by 19.5% year on year to RUB 9,495.0 million representing an OIBDA margin of 19.5%.

Depreciation charges for the first nine months of 2009 amounted to RUB 5,583.0 million — a year-on-year increase of 1.6%.

As a result of the growth in operating expenses of almost 6.0%, while the revenue remained at a stable level, the Company’s first nine months 2009 operating profit decreased by 36.6% year on year to RUB 3,930.0 million, with an operating margin of 8.1%.

Other Income/Loss

Other income for the first nine months of 2009 amounted to RUB 266.0 million (see Appendix II) compared to other income of RUB 9,587.0 million in the same period a year ago (see Appendix II). This difference is attributable to the significant additional income realized following the sale of investments in the period of first nine months of 2008.

In February 2008, OJSC Rostelecom sold its stake in Golden Telecom, Inc. and the profit from this transaction before tax amounted to RUB 8,666.0 million.

Consolidation

Consolidated numbers for the first nine months of 2009 include the results of operations of OJSC Rostelecom and its subsidiaries: GlobalTel, Globus-Telecom, Zebra Telecom, MTs NTT, RTComm.RU and its subsidiaries, Westelcom, among others.

Net profit

The Company’s first nine months 2009 consolidated net profit decreased by 72.5% and totaled RUB 3,261.0 million. Net margin amounted to 6.7%.

Appendices:

1.               Traffic and revenue figures for the first nine months of 2009 versus the first nine months of 2008;

2.               Condensed consolidated interim statement of comprehensive income for the nine months ended September 30, 2009 and September 30, 2008 in RUB million;

3.               Condensed consolidated interim statement of financial position as of September 30, 2009 and December 31, 2008 in RUB million.

4.               Unaudited consolidated statements.

Appendix I

Traffic and revenue figures for the first nine month of 2009 versus the first nine month of 2008

	9mo 2009	9mo 2008		% change, y-o-y

DLD traffic

Traffic, mln min	6,957.8	7,522.1	(1)	-7.5%

Revenue, RUB mln	19,533.0	21,888.0		-10.8%

Outgoing ILD traffic

Traffic, mln min	1,297.2	1,511.1		-14.2%

Revenue, RUB mln	8,584.0	9,061.0		-5.3%

International operators

Traffic, mln min	2,635.0	2,407.6		9.4%

Revenue, RUB mln	4,927.0	4,453.0		10.6%

Leased line services

Revenue, RUB mln	5,499.0	5,996.0		-8.3%

Data transmission services

Revenue, RUB mln	6,342.0	3,036.0		by a factor of 2.1

Other

Revenue, RUB mln, incl.	3,879.0	4,169.0		-7.0%
Intelligent network services (INS)	774.0	949.0		-18.4%
Customer equipment servicing	1,119.0	969.0		15.5%

(1) This press release contains traffic data for the first nine months of 2008 as disclosed in the Rostelecom FY 2008 IFRS results release.

Appendix II

Condensed consolidated interim statement of comprehensive income for the nine months ended September 30, 2009 and September 30, 2008 in RUB million

RUB million	9mo 2009	9mo 2008	% change, y-o-y
Revenue from telephone traffic transmission:	33,044.0	35,402.0	-6.7%
DLD	19,533.0	21,888.0	-10.8%
Outgoing ILD	8,584.0	9,061.0	-5.3%
Incoming ILD (termination and transit)	4,927.0	4,453.0	10.6%
Revenue from leased line services	5,499.0	5,996.0	-8.3%
Data transmission services	6,342.0	3,036.0	108.9%
Other revenue	3,879.0	4,169.0	-7.0%
Total revenue	48,764.0	48,603.0	0.3%
Payments to Russian operators	(18,509.0)	(18,619.0)	-0.6%
Payments to international operators	(7,367.0)	(5,996.0)	22.9%
Wages, salaries, etc.	(7,569.0)	(6,826.0)	10.9%
Taxes other than on income	(485.0)	(437.0)	11.0%
Bad debt (expense) / recovery	(69.0)	242.0	n.a.
Other operating expenses	(5,270.0)	(5,169.0)	2.0%
Total operating expenses before depreciation and gain (loss) on disposal of PP&E	(39,269.0)	(36,805.0)	6.7%
OIBDA	9,495.0	11,798.0	-19.5%
OIBDA margin, %	19.5%	24.3%	n.a.
Depreciation	(5,583.0)	(5,494.0)	1.6%
Gain / (loss) on disposal of property, plant and equipment	18.0	(108.0)	n.a.
Total operating expenses	(44,834.0)	(42,407.0)	5.7%
Operating profit	3,930.0	6,196.0	-36.6%
Operating margin, %	8.1%	12.7%	n.a.
Gain / (loss) from associates	10.0	(38.0)	n.a.

Other income (net), incl.	266.0	9,587.0	-97.2%
Interest expense	(177.0)	(197.0)	-10.2%
Interest income	1,344.0	1,236.0	8.7%
(Loss) / gain on sale of investments	(87.0)	8,670.0	n.a.
Foreign exchange loss, net	(856.0)	(293.0)	192.2%
Other non-operating income, net	42.0	171.0	-75.4%
Income before tax	4,206.0	15,745.0	-73.3%
Current tax charge	(924.0)	(4,037.0)	-77.1%
Deferred tax (charge) / benefit	(21.0)	163.0	n.a.
Income tax expense	(945.0)	(3,874.0)	-75.6%
Net income, attributable to:	3,261.0	11,871.0	-72.5%
Equity holders of the parent	3,442.0	11,869.0	-71.0%
Non-controlling interests	(181.0)	2.0	n.a.
Net margin, %	6.7%	24.4%	n.a.
Other comprehensive income, net of tax, incl.	278.0	(6,390.0)	n.a.
Valuation gain on available-for-sale investments	306.0	(234.0)	n.a.
Valuation gain on available-for-sale investments transferred to profit on sale	—	(8,664.0)	n.a.
Acquisition of subsidiaries	—	268.0	n.a.
Income tax relating to the components of other comprehensive income	(28.0)	2,240.0	n.a.
Total comprehensive income	3,539.0	5,481.0	-35.4%

Appendix III

Condensed consolidated interim statement of financial position as of September 30, 2009 and December 31, 2008 in RUB million

RUB million	Jun. 30, 2009	Dec. 31, 2008	% change, y-o-y
ASSETS
Non-current Assets, incl.	43,747	43,982	-0.5%
Property, plant and equipment	38,167	39,586	-3.6%
Current Assets, incl.	33,905	32,721	3.6%
Accounts receivable, net	10,222	10,133	0.9%
Short-term investments	14,859	8,762	69.6%
Cash and cash equivalents	7,561	11,992	-36.9%
Total Assets	77,652	76,703	1.2%

EQUITY AND LIABILITIES
Shareholders’ equity, incl.	60,842	59,425	2.4%
Non-controlling interests	-141	40	n.a.
Current liabilities, incl.	14,524	14,867	-2.3%
Current portion of long-term borrowings	2,463	2,522	-2.3%
Non-current liabilities, incl.	2,286	2,411	-5.2%
Long-term borrowings - net of current portion	61	117	-47.9%
Deferred tax liabilities	1,639	1,590	3.1%
Total Liabilities	16,810	17,278	-2.7%

Total Equity and Liabilities	77,652	76,703	1.2%

Net debt(1)	-19,896	-18,115	9.8%

(1)   Net debt is calculated as the sum of long-term loans and short-term borrowings minus cash and cash equivalents and short-term investments.

Appendix IV

Unaudited consolidated statements

OAO ROSTELECOM
CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

(In millions of Russian Rubles)

	September 30, 2009 (unaudited)	December 31, 2008
ASSETS

Non-current assets
Property, plant and equipment	38,167	39,586
Goodwill and other intangible assets	3,885	3,875
Investments in associates	179	178
Long-term investments	1,310	294
Other non-current assets	206	49
Total non-current assets	43,747	43,982
Current assets
Inventory	457	459
Accounts receivable	10,222	10,133
Prepaid income tax	806	1,375
Short-term investments	14,859	8,762
Cash and cash equivalents	7,561	11,992
Total current assets	33,905	32,721
Total assets	77,652	76,703
EQUITY AND LIABILITIES
Equity attributable to equity holders of the parent
Share capital	100	100
Retained earnings and other reserves	60,883	59,285
Total equity attributable to equity holders of the parent	60,983	59,385
Non-controlling interest	(141)	40
Total equity	60,842	59,425
Non-current liabilities
Borrowings, net of current portion	61	117
Finance lease payable	445	461
Accounts payable, provisions and accrued expenses	141	243
Deferred tax liability	1,639	1,590
Total non-current liabilities	2,286	2,411
Current liabilities
Accounts payable, provisions and accrued expenses	9,204	9,495
Finance lease payable	99	103
Taxes payable	850	1,126
Vendor financing payable	1,740	1,608
Current portion of long-term borrowings	2,463	2,522
Short-term borrowings	168	13
Total current liabilities	14,524	14,867
Total liabilities	16,810	17,278
Total equity and liabilities	77,652	76,703

OAO ROSTELECOM
CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

(In millions of Russian Rubles except for earnings per share)

	Nine month periods ended
	September 30, 2009 (unaudited)	September 30, 2008 (unaudited)
Revenue
Telephone traffic	33,044	35,402
Rent of channels	5,499	5,996
Data transmission services	6,342	3,036
Other revenue	3,879	4,169
Total revenue	48,764	48,603

Operating expenses
Wages, salaries, other benefits and payroll taxes	(7,569)	(6,826)
Depreciation and amortization	(5,583)	(5,494)
Charges by network operators — international	(7,367)	(5,996)
Charges by network operators — national	(18,509)	(18,619)
Administration and other costs	(4,680)	(4,566)
Taxes other than on income	(485)	(437)
Repairs and maintenance	(590)	(603)
Bad debt (expense)/ recovery	(69)	242
Gain / (loss) on sale of property, plant and equipment	18	(108)
Total operating expenses	(44,834)	(42,407)

Operating profit	3,930	6,196

Gain/ (loss) from associates	10	(38)
Interest expense	(177)	(197)
Interest income	1,344	1,236
(Loss)/ gain on sale of investments	(87)	8,670
Other non-operating income	42	171
Foreign exchange loss, net	(856)	(293)
Profit before tax	4,206	15,745
Current tax charge	(924)	(4,037)
Deferred tax (charge)/ benefit	(21)	163
Income tax expense	(945)	(3,874)

Profit for the period	3,261	11,871
Other comprehensive income, net of tax
Acquisition of subsidiaries	—	268
Valuation gain/ (loss) on available-for-sale investments	306	(234)
Income tax relating to valuation (gain)/ loss on available-for-sale investments	(28)	12
Valuation gain on available-for-sale investments transferred to profit on sale	—	(8,664)
Income tax relating to valuation gain on available-for-sale investments transferred to profit on sale		2,228
Other comprehensive income for the period, net of tax	278	(6,390)

Total comprehensive income for the period	3,539	5,481
Profit attributable to :
Equity holders of the parent	3,442	11,869
Non-controlling interests	(181)	2
Total comprehensive income attributable to :
Equity holders of the parent	3,720	5,469
Non-controlling interests	(181)	12
Earnings per share attributable to equity holders of the parent — basic and diluted (in Russian Rubles)	3.54	12.22

OAO ROSTELECOM
CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

(In millions of Russian Rubles)

	Nine month periods ended
	September 30, 2009 (unaudited)	September 30, 2008 (unaudited)
Cash flows from operating activities
Profit before income tax	4,206	15,745
Adjustments to reconcile net income before tax to cash generated from operating activities:
Depreciation and amortization	5,583	5,494
Bad debt expense/ (recovery)	69	(242)
(Gain)/ loss from associates	(10)	38
(Gain)/ loss on sale of property, plant and equipment	(18)	108
Loss/ (gain) from sale of investments	87	(8,670)
Net interest	(1,167)	(1,039)
Other non-operating income	(42)	(172)
Foreign exchange loss, net	856	293

Changes in net working capital:
Increase in accounts receivable	(149)	(1,407)
Decrease/ (increase) in inventories	9	(232)
(Decrease)/ increase in payables and accruals	(736)	2,534
Cash generated from operations	8,688	12,450
Interest paid	(81)	(97)
Interest received	785	892
Income tax paid	(575)	(5,550)
Net cash provided by operating activities	8,817	7,695
Cash flows from investing activities
Purchase of property, plant and equipment and intangible assets	(4,498)	(4,441)
Proceeds from sale of property, plant and equipment	81	205
Purchase of financial assets, other than available-for-sale investments	(19,508)	(5,942)
Proceeds from sale of available-for-sale investments, net of direct costs	—	11,385
Proceeds from financial assets, other than available-for-sale investments, net of direct costs	12,197	6,176
Dividends received from associates	14	11
Purchase of subsidiaries, net of cash acquired	2	(1,454)
Net cash (used in)/ received from investing activities	(11,712)	5,940
Cash flows from financing activities
Drawdown of interest bearing loan facilities	240	409
Repayment of interest bearing loans and loan facilities	(293)	(505)
Repayment of lease obligations	(42)	(120)
Repayment of vendor financing payable	—	(308)
Dividends paid to equity holders of the parent	(1,498)	(1,720)
Net cash used in financing activities	(1,593)	(2,244)

Effect of exchange rate changes on cash and cash equivalents	57	(181)

Net (decrease)/ increase in cash and cash equivalents	(4,431)	11,210

Cash and cash equivalents at the beginning of period	11,992	3,284

Cash and cash equivalents at the end of period	7,561	14,494
Non-monetary transactions:
Non-cash additions to property, plant and equipment and intangible assets	26	216

OAO ROSTELECOM
CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

(In millions of Russian Rubles)

	Attributable to equity holders of the parent
	Share capital	Unrealized gain/ (loss) on available-for- sale investments	Asset revaluation surplus on acquisitions	Retained earnings	Total	Non- controlling interest	Total equity
Balances at December 31, 2007	100	6,917	—	49,110	56,127	26	56,153

Acquisition of subsidiaries (unaudited)	—	—	258	—	258	10	268
Available-for-sale investments
Valuation loss on available-for-sale investments, net of tax (unaudited)	—	(222)	—	—	(222)	—	(222)
Transferred to profit on sale (unaudited)		(6,436)	—	—	(6,436)	—	(6,436)
Total other comprehensive income, net of tax (unaudited)	—	(6,658)	258	—	(6,400)	10	(6,390)
Profit for the period (unaudited)	—	—	—	11,869	11,869	2	11,871
Total comprehensive income (unaudited)	—	(6,658)	258	11,869	5,469	12	5,481
Dividends (unaudited)	—	—	—	(2,356)	(2,356)	—	(2,356)
Balances at September 30, 2008 (unaudited)	100	259	258	58,623	59,240	38	59,278

Balances at December 31, 2008	100	95	258	58,932	59,385	40	59,425

Available-for-sale investments
Valuation gain on available-for-sale investments, net of tax (unaudited)	—	278	—	—	278	—	278
Total other comprehensive income, net of tax (unaudited)	—	278	—	—	278	—	278
Profit for the period (unaudited)	—	—	—	3,442	3,442	(181)	3,261
Total comprehensive income (unaudited)	—	278	—	3,442	3,720	(181)	3,539
Dividends (unaudited)	—	—	—	(2,122)	(2,122)	—	(2,122)
Balances at September 30, 2009 (unaudited)	100	373	258	60,252	60,983	(141)	60,842

***

Certain statements in this press release are forward-looking statements within the meaning of the U.S. federal securities laws and are intended to be covered by the safe harbors created thereby.

Those forward-looking statements include, but are not limited to:

•                  Management’s assessment of the Company’s future operating and financial results as well as forecasts of the present value of future cash flows and related factors;

•                  the Company’s anticipated capital expenditures and plans to construct and modernize its network;

•                  the Company’s expectations as to the growth in demand for its services, plans relating to the expansion of the range of its services and their pricing;

•                  the Company’s plans with respect to improving its corporate governance practices;

•                  the Company’s expectations as to its position in the telecommunications market and the development of the market segments within which the Company operates;

•                  economic outlook and industry trends;

•                  the Company’s expectations as to the regulation of the Russian telecommunications industry and assessment of impact of regulatory initiatives on the Company’s activity;

•                  other statements regarding matters that are not historical facts.

Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those expressed or implied by these forward-looking statements. These risks, uncertainties and other factors include:

•                  risks relating to changes in political, economic and social conditions in Russia as well as changes in global economic conditions;

•                  risks relating to Russian legislation, regulation and taxation, including laws, regulations, decrees and decisions governing the Russian telecommunications industry, securities industry as well as currency and exchange controls relating to Russian entities and their official interpretation by regulatory bodies;

•                  risks relating to the Company, including the achievement of the anticipated results, levels of profitability and growth, ability to create and meet demand for the Company’s services including their promotions, and the ability of the Company to remain competitive in a liberalized telecommunications market;

•                  technological risks associated with the functioning and development of the telecommunications infrastructure, technological innovations as well as the convergence of technologies;

•                  other risks and uncertainties. For a more detailed discussion of these and other factors, see the Company’s Annual Report on Form 20-F for its most recently completed fiscal year and the Company’s other public filings with The U.S. Securities and Exchange Commission.

Many of these factors are beyond the Company’s ability to control or predict. Given these and other uncertainties, readers are cautioned not to place undue reliance on any of the forward-looking statements contained herein or otherwise. The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements (which are made as of the date hereof) to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as may be required under applicable laws.

For further information please contact:

Rostelecom PR and IR Department

Tel.:  + 7 499 973 9920

Fax: + 7 499 972 8222

E-mail: pr@rt.ru;  ir@rt.ru

Web:     www.rt.ru/en